SIMPSON THACHER & BARTLETT LLP
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VIA EDGAR	July 17, 2009
Re:	The India Fund, Inc. (the “Fund”) File Nos. 811-8266 and 333-159611
Larry L. Greene
Senior Counsel
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-0505
Dear Mr. Greene:
     On behalf of the Fund, we hereby transmit the Fund’s responses to the comments to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 (the “Amendment”) originally filed with the Commission on May 29, 2009 (the “Registration Statement”). The Amendment was filed on July 9, 2009. On July 14, 2009, we were provided by telephone with comments from the staff of the Commission (the “Staff”) regarding the Amendment. For ease of reference, we have reproduced the Staff’s comments in italics, followed by the Fund’s response. Please note that all page numbers in our responses are references to page numbers of the Amendment. The responses and information discussed below are based upon information provided to us by the Fund.

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Prospectus Cover

1.	Revise the price table by deleting the word “Estimated” from both captions.
The requested change has been made.

Prospectus

2.	Disclosure sub-captioned “Prospectus Summary — Purposes of the Offer” indicates that the Board believes that increasing the size of the Fund will “improve liquidity of the trading market for the Fund’s shares on the NYSE ...” With respect to this disclosure, advise the staff whether lack of liquidity of Fund shares has been an issue for investors. Disclose the potential effects of the rights offering on current market price.

Lack of liquidity of Fund shares has not been an issue for investors in the Fund. However, the Fund believes that liquidity in trading of the Fund’s shares may be enhanced as a result of the Fund having more shares outstanding after the offering. The Fund is unable to predict the potential effect of the offering on the market price of its shares because the market price of the Fund’s shares is, among other things, determined by the supply and demand for the Fund’s shares, the Fund’s investment performance and investor perception of the Fund’s overall attractiveness as an investment as compared with alternative investments.

In Amendment No. 1 the disclosure sub-captioned “Prospectus Summary — Purposes of the Offer” on page 1 and “The Offer — Purposes of the Offer” on page 21 was revised to say that increasing the assets of the Fund through this offer may provide the following benefit: “enhanced liquidity of the trading market for the Fund’s shares on the NYSE...”

In Amendment No. 1 disclosure was added under “Risk Factors and Special Considerations at a Glance-The Fund’s shares have traded and may in the future trade at a discount to net asset value” on page 9 and “Risk Factors-The Fund’s shares have traded and may trade in the future at a discount to net asset value” on page 44 that states that the Fund cannot predict the potential effect of the offering on market price and explains that several factors can impact the Fund’s market price.

3.	Please advise the staff how companies that are organized under the laws of India or whose shares are principally traded in India, but do not meet another test, are sufficiently tied economically to India.

The Fund’s Investment Manager believes that a significant portion of the companies in which the Fund invests would meet all three prongs. To the extent that a company does not meet all three prongs, such company would still be sufficiently economically tied to India because companies that are organized under the laws of India (satisfying the first prong) or have securities which are traded principally on an Indian stock exchange or Indian over-the-counter market (satisfying the third prong) generally repatriate almost all of their earned income back to India. These repatriated earnings are counted as part of India’s overall gross domestic product. In

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addition, a company that is listed on an Indian stock exchange (satisfying the third prong) would also satisfy the first prong because all companies listed on an Indian stock exchange are required to be organized under the laws of India.

We also refer you to the disclosure on pages 38-39 under “Risk Factors—Indian securities markets are substantially smaller, less liquid and more volatile than securities markets in the United States” which states the following: “Under current Indian law, only companies organized under the laws of India may list their securities on the Indian securities exchanges or over-the-counter markets, except for Indian depositary receipts. If we invest in Indian depositary receipts or if Indian law changes in this regard, the Fund would be able to invest in companies that are principally traded in India but which may be organized outside of India, which could subject the Fund to different risks of the country where they are organized. Similarly, Indian companies may have operations outside of India and, accordingly, may be subject to risks in the various countries where they have operations. An investment in a company that is organized or principally traded in India, but does not derive at least 50% of its revenue in India or have at least 50% of its assets in India, may also be subject to risks in the various countries where it has operations because such a company may be more economically tied to a country other than India.”

4.	With respect to the disclosure under the sub-caption “A change in the Fund’s tax status could adversely affect the Fund’s return on its investments”, who will be responsible for paying the liability? Add disclosure regarding the impact on the Fund if the Fund has to pay the interest and penalties. Disclose that the Fund intends to seek relief for the payment of the liability. Disclose whether the Fund has adopted procedures to prevent this from happening again. Will the Fund definitely be required to pay the Internal Revenue Service (“IRS”) some amount of interest and penalties? Is a successful outcome with the IRS likely?

As discussed with the Staff by telephone on July 15, 2009 and submitted in our response to the Staff’s comments provided by letter dated July 1, 2009, the Board has notified Oppenheimer (the Fund’s prior management) that it does not believe that it is appropriate for Fund shareholders to bear the tax liability and related costs and that Oppenheimer should be responsible for reimbursing the Fund. There is no guarantee that the Fund will be successful in seeking reimbursement from those responsible for the error or that the liability will be reduced. The Fund has already accrued for the potential liability. Therefore, there would be no impact to the Fund’s net asset value if the Fund is required to pay the penalty. However, shareholders would be impacted to the extent the Fund has to sell securities to generate cash to make such payment. This would result in a reduction in the Fund’s total assets. The Fund has implemented additional procedures to prevent this from happening again. Disclosure has been added regarding the impact on the Fund if it has to pay the interest and penalties, the Fund’s intention to seek relief from those responsible for the error and the Fund’s implementation of additional procedures to ensure timely filing of tax returns.

The Fund is currently pursuing Section 9100 relief with the Associate Chief Counsel, Financial Institutions and Products, of the IRS. Discussions continue with the IRS regarding supplemental requests for information. If the Fund is successful in seeking

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relief, the Fund may not be required to pay any amount of interest and penalties to the IRS. It is not possible to predict or quantify the likelihood or timing of a successful outcome with the IRS.

5.	Disclosure regarding portfolio manager compensation captioned “Portfolio Manager — Bonus” indicates that the manager received an annual cash bonus and that the compensation was based, in part, on performance determined or measured relative to a benchmark. Accordingly, identify the benchmark and disclose the measuring period used to determine compensation.

Ms. Kumar-Sinha’s bonus is based upon evaluations and determinations made by the Blackstone Compensation Committee which take into account a variety of factors including the performance of all of the accounts she manages and accordingly is not determined by reference to any one benchmark. The performance of comparative indices for the accounts that she manages may be taken into consideration. The N-2 discloses on page 78 the comparative indices which have been used by Blackstone’s Compensation Committee to assist in determining Ms. Kumar-Sinha’s bonus. Regarding the measuring period used to determine compensation, the following disclosure was added to Amendment No. 1 on page 78: “Ms. Kumar-Sinha’s performance is evaluated for the prior calendar year and also takes into account her longer-term record.”
* * *
     We note that the Fund has not submitted, nor does it expect to submit, an exemptive application or a request for no-action relief in connection with the registration statement.
     We trust that these responses adequately address your comments. If you have any questions or additional concerns or if you need any additional information, please do not hesitate to contact Sarah Cogan (212-455- 3575), Gabrielle Kelleher (212-455- 7696) or Matthew Hanley (212-455-2031) of this firm.
Very truly yours,
/s/ SIMPSON THACHER & BARTLETT LLP
SIMPSON THACHER & BARTLETT LLP